 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Allot Ltd.
(Name of Issuer)

Ordinary Shares, par value ILS 0.10 per share
(Title of Class of Securities)

M0854Q105
(CUSIP Number)

June 21, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,849,887
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,849,887
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,849,887
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%
12	TYPE OF REPORTING PERSON

PN

*The Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership

2

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		137,291
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

137,291
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,291
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

*The Series Two is part of a series of VIEX Opportunities Fund, LP, a series limited partnership

3

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,987,178
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,987,178
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,987,178
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,987,178
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,987,178
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,987,178
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%
12	TYPE OF REPORTING PERSON

IA

5

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,987,178
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,987,178
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,987,178
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%
12	TYPE OF REPORTING PERSON

IN

6

CUSIP No. M0854Q105

Item 1(a).	Name of Issuer:

Allot Ltd., a corporation incorporated under the laws of Israel (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by

VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“VIEX Opportunities”), VIEX Opportunities Fund, LP – Series Two (“Series Two”), a series of VIEX Opportunities, VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, and Eric Singer, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

VIEX GP is the general partner of each of Series One and Series Two. VIEX Capital is the investment manager of each of Series One and Series Two. Mr. Singer is the managing member of each of VIEX GP and VIEX Capital. By virtue of these relationships, each of VIEX GP, VIEX Capital and Mr. Singer may be deemed to beneficially own the securities beneficially owned by each of Series One and Series Two.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 323 Sunny Isles Blvd. Suite 700, Sunny Isles Beach, FL 33160.

Item 2(c).	Citizenship:

Each of Series One, Series Two, VIEX GP, and VIEX Capital is organized under the laws of the state of Delaware. Mr. Singer is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value ILS 0.10 per share (the “Shares”).

Item 2(e).	CUSIP Number:

M0854Q105

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CUSIP No. M0854Q105

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	/ x /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

All ownership information reported in this Item 4 is as of the close of business on June 29, 2022.

Series One

(a)	Amount beneficially owned:

Series One directly beneficially owns 1,849,887 Shares.

(b)	Percent of class:

Approximately 5.1% (the aggregate percentage of Shares reported owned by each person named herein is based upon 36,491,480 Shares outstanding as of April 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed on Form 424B3 filed with the Securities and Exchange Commission on April 19, 2022).

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CUSIP No. M0854Q105

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,849,887 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,849,887 Shares

Series Two

(a)	Amount beneficially owned:

Series Two directly beneficially owns 137,291 Shares.

(b)	Percent of class:

Less than 1% (the aggregate percentage of Shares reported owned by each person named herein is based upon 36,491,480 Shares outstanding as of April 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed on Form 424B3 filed with the Securities and Exchange Commission on April 19, 2022).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

137,291 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

137,291 Shares

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CUSIP No. M0854Q105

VIEX GP

(a)	Amount beneficially owned:

VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the 1,987,178 Shares that may be deemed to be beneficially owned collectively by Series One and Series Two.

(b)	Percent of class:

Approximately 5.4% (the aggregate percentage of Shares reported owned by each person named herein is based upon 36,491,480 Shares outstanding as of April 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed on Form 424B3 filed with the Securities and Exchange Commission on April 19, 2022).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,987,178 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,987,178 Shares

VIEX Capital

(a)	Amount beneficially owned:

VIEX Capital, as the investment manager of each of Series One and Series Two, may be deemed the beneficial owner of the 1,987,178 Shares that may be deemed to be beneficially owned collectively by Series One and Series Two.

(b)	Percent of class:

Approximately 5.4% (the aggregate percentage of Shares reported owned by each person named herein is based upon 36,491,480 Shares outstanding as of April 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed on Form 424B3 filed with the Securities and Exchange Commission on April 19, 2022).

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CUSIP No. M0854Q105

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,987,178 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,987,178 Shares

Mr. Singer

(a)	Amount beneficially owned:

Mr. Singer, as the managing member of each of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the 1,987,178 Shares that may be deemed to be beneficially owned collectively by Series One and Series Two.

(b)	Percent of class:

Approximately 5.4% (the aggregate percentage of Shares reported owned by each person named herein is based upon 36,491,480 Shares outstanding as of April 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed on Form 424B3 filed with the Securities and Exchange Commission on April 19, 2022).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,987,178 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,987,178 Shares

11

CUSIP No. M0854Q105

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

12

CUSIP No. M0854Q105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2022

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

13